UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023.

Commission File Number 001-38172

FREIGHT TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Mr. Javier Selgas, Chief Executive Officer 2001 Timberloch Place, Suite 500

The Woodlands, TX 77380 Telephone: (773) 905-5076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into a Material Definitive Agreement.

Draw on Convertible Note and Issuance of Warrant for Ordinary Shares.

Unregistered Sales of Equity Securities.

As previously reported, on June 30, 2023, Freight Technologies, Inc. (the “Company”) entered into a debt modification agreement (the “Debt Modification Agreement”) with Freight Opportunities LLC (the “Noteholder”) to amend that certain $6,593,407 convertible promissory note dated January 3, 2023 into a $9,890,110 convertible promissory (the “Convertible Note”). The Convertible Note was convertible at the option of the Noteholder into ordinary shares in the Company (the “Ordinary Shares”) pursuant to the terms thereof.

On December 18, 2023, the Company drew down on an additional $1,020,000 in cash from the Convertible Note and issued a warrant to purchase 250,000 Ordinary Shares at an exercise price of $0.40 per share (the “Warrant”) to the Noteholder as an additional inducement for said funding. As a result of the additional funding under the Convertible Note, the Company increased its principal balance on the Convertible Note by $1,120,879. The Warrant (and the Ordinary Shares underlying the Warrant) are/will be issued and sold by the Company in reliance upon an exemption from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506(b) of Regulation D thereunder.

The foregoing does not purport to be a complete description of the funding or the Warrant and is qualified in its entirety by reference to the full text of the Warrant, which is filed as Exhibit 10.1 and incorporated herein by reference.

Financial Statements and Exhibits

Exhibits

Exhibit No.	Description
10.1	Form of Warrant

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2023	FREIGHT TECHNOLOGIES, INC.

	By:	/s/ Javier Selgas
	Name:	Javier Selgas
	Title:	Chief Executive Officer

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